PMU News Release #05-11
TSX, AMEX Symbol PMU
July 21, 2005

ANDACOLLO EXTENSION PAYMENT RECEIVED

Pacific Rim Mining Corp. (“Pacific Rim”) has been informed by Trend Mining Company (“Trend”) of its intent to extend the due diligence period related to its proposed purchase of Pacific Rim’s Andacollo gold mine in Chile, as permitted by the terms of the Letter of Intent signed by both companies on June 20, 2005. Pacific Rim has received from Trend a further US $300,000 to extend Trend’s exclusive due diligence period for an additional 30 days. Under the Letter of Intent, Trend’s remaining payments for the Andacollo asset will consist of: US $2.4 million upon closing; US $1 million within 12 months of closing and US $1.4 million within 24 months of closing, for a total purchase price of US $5.4 million.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America, that is environmentally and socially responsible. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of a definitive agreement; failure to close; actual use of the proceeds of sale; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com